UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY

TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-38058

CADENCE BANCORPORATION

(Exact name of registrant as specified in its charter)

2800 Post Oak Boulevard, Suite 3800

Houston, Texas 77056

(713) 871-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Effective October 29, 2021, Cadence Bank (previously, BancorpSouth Bank, the “Company”) completed its previously announced merger (the “Merger”) with Cadence Bancorporation (“Legacy Cadence”) pursuant to the Agreement and Plan of Merger, dated as of April 12, 2021 and amended as of May 27, 2021 (the “Merger Agreement”). At the closing, Legacy Cadence merged with and into the Company, with the Company surviving the Merger as the surviving entity. In connection with the closing, the Company changed its name from “BancorpSouth Bank” to “Cadence Bank” and changed its New York Stock Exchange (“NYSE”) ticker symbol from “BXS” to “CADE”. Following the Merger, Cadence Bank, N.A. (“Legacy Cadence Bank”), a wholly owned subsidiary of Legacy Cadence, merged with and into the Company (the “Bank Merger”), with the Company surviving the Bank Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Cadence Bank (as successor to Cadence Bancorporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2021	CADENCE BANK,
as successor to CADENCE BANCORPORATION

	By:	/s/ Valerie C. Toalson
Valerie C. Toalson
Chief Financial Officer